UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

SYMBOLLON CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87151H106

(CUSIP Number)

January 1, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 87151H106	SCHEDULE 13G	Page 2 of 5 Pages

(1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard M. Lilly - S.S. No. ###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(See Instructions)	(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

(5) SOLE VOTING POWER
NUMBER OF		230,607 shares
SHARES
BENEFICIALLY		(6) SHARED VOTING POWER
OWNED BY		124,215 shares
EACH
REPORTING		(7) SOLE DISPOSITIVE POWER
PERSON WITH		230,607 shares

(8) SHARED DISPOSITIVE POWER
124,215 shares

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
354,822 shares

(10)		CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

(12)		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 87151H106	SCHEDULE 13G	Page 3 of 5 Pages

ATTACHMENT

Item 1(a). Name of Issuer

     Symbollon Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices

     37 Loring Drive, Farmingham, MA 01702

Item 2(a). Name of Person Filing

     Richard M. Lilly

Item 2(b). Address of Principal Business Office or, if None, Residence

     11300 Sundance Lane, Boca Raton, Florida 33428

Item 2(c). Citizenship

     See response to Number 4 on page 2.

Item 2(d). Title of Class of Securities

     Class A Common Stock, par value $.001 per share

Item 2(e). CUSIP No.

     87151H106

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(e);

CUSIP No. 87151H106	SCHEDULE 13G	Page 4 of 5 Pages

(f)	☐	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Investment Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

     If this Statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 230,607 shares of Class A Common Stock are registered to Richard M. Lilly, 57,200 shares of Class A Common Stock are registered in the name of Richard M. Lilly IRA, 5,500 shares of Class A Common Stock are registered in the name of Tina D. Lilly IRA, 48,515 shares of Class A Common Stock are registered in the name of Richard M. and Tina D. Lilly, and 6,500 shares of Class A Common Stock are registered to each of Mr. Lilly’s sons, Nicholas S. Lilly and James M. Lilly.

(b)	Percent of class:
8.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote. 230,607 shares

(ii)	Shared power to vote or to direct the vote. 124,215 shares.

(iii)	Sole power to dispose or to direct the disposition of 230,607 shares.

(iv)	Shared power to dispose or to direct the disposition of 124,215 shares.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable.

CUSIP No. 87151H106	SCHEDULE 13G	Page 5 of 5 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

     None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2003
/s/ Richard M. Lilly

Richard M. Lilly